SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of July 2012

List of Exhibits:

1.	News Release entitled, “CNH Global Forms Special Committee to Evaluate Fiat Industrial Proposal”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

July 12, 2012

FOR IMMEDIATE RELEASE

For more information contact:

Burson-Marsteller

Jason Schechter / Jennifer Friedman

212-614-5257

CNH Global Forms Special Committee to Evaluate Fiat

Industrial Proposal

NEW YORK, NY – (July 12, 2012) – On May 30, 2012, CNH Global N.V. (NYSE: CNH) announced that its Board of Directors received a proposal from Fiat Industrial S.p.A. regarding a combination transaction between Fiat Industrial S.p.A. and CNH. CNH has formed a special committee of independent and unconflicted directors, consisting of Thomas J. Colligan, Edward A. Hiler, Rolf M. Jeker, Kenneth Lipper and Jacques Theurillat, to evaluate the proposed transaction. The special committee has engaged Cravath, Swaine & Moore LLP, De Brauw Blackstone Westbroek N.V. and Bonelli Erede Pappalardo, as its legal advisors, and J.P. Morgan and Lazard, as its financial advisors, to assist it in its work.

Approval of the transaction will require the approval of the independent and unconflicted members of the board of directors of CNH.

The special committee advises the company’s shareholders and others considering trading in its securities that the special committee is evaluating the proposal and there can be no assurance that the proposal will lead to any definitive offer, that any agreement will be reached or that any transaction will be consummated.

At this time, no action by the company’s shareholders is required. Further announcements will be made by the special committee when and as appropriate.

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CNH Global N.V. (“CNH”) is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in around 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH, whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (“FI”)(FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with FI. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of our shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult to establish or maintain relationships with our employees, suppliers and other business partner, the risk that our business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and FI will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in our annual report on Form 20-F for the year ended December 31, 2011 filed by CNH with the SEC on February 29, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.